UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2019
Commission File No. 001-38885
ORGANIGRAM HOLDINGS INC.
(Translation of registrant's name into English)
35 English Drive
Moncton, New Brunswick, Canada E1E 3X3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F
Form 20-F  [  ]  Form 40-F  [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH
Exhibits
99.1	News Release dated October 7, 2019

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ORGANIGRAM HOLDINGS INC.

/s/ Paolo De Luca
________________________________
Paolo De Luca
Chief Financial Officer
Date:  October 7, 2019